UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         September, 2004

Commission File Number    0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      ☐      No X      ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes       ☐      No      ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
                (formerly: Energy Power Systems Limited)

Date: September 28, 2004                         By:____"Sandra J. Hall"____ ______
           Sandra J. Hall,
                                   President, Secretary & Director

Management's Discussion And Analysis
of Financial Condition and Operating Results
For the Twelve Month Period Ending June 30, 2004

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416 861-1484 Facsimile: 416 861-9623 www.enernorth.com

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Management's Discussion & Analysis of Financial Condition and Operating Results

The following Management’s Discussion and Analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2004, 2003 and 2002 and notes thereto. Information contained in this Management Discussion and Analysis dated as of September 20, 2004 was approved by the board of directors of the Company on September 27, 2004. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). For references to differences between Canadian GAAP and US Generally Accepted Accounting Principles ("US GAAP") please see note 17 of the Company’s Audited Consolidated Financial Statements.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (Please see the Company’s Annual Information Form and Annual Form 20 F for Risk Factors).

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta and Newfoundland and Labrador. The Company conducts its operations through an Industrial & Offshore Division and an Oil & Gas Division. The audited consolidated financial results for the fiscal periods ending June 30, 2004, 2003 and 2002 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), the accounts of M&M Offshore Limited ("MMO"), M&M’s wholly owned subsidiary, the accounts of Liannu, a Limited Partnership ("Liannu") through a 49% combined partnership interest owned by M&M and the accounts of 10915 Newfoundland Limited and 11123 Newfoundland Limited, both wholly owned subsidiaries of M&M.

The Company’s audited consolidated financial statements also consolidate the Company's proportionate share of a number of entities’ assets, liabilities, revenues and expenses through joint venture accounting. MMO holds a 50% equity interest in Magna Services Inc. ("Magna") and a 20.83% equity interest in Newfoundland Service Alliance Inc. ("NSA"). Liannu holds a 50% interest in the Liannu - Mista Shipu teaming arrangement. M&M owns a 50% equity interest in North Eastern Constructors Limited ("NECL").

During fiscal 2001 the Company commenced its oil and gas operations. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and gas. The Company's oil and gas properties are located in Canada.

The Company’s accounts include an investment in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in India that is developing a power project in Andhra Pradesh, India. The Company also holds a 97% interest in Euro India Power Canara Private Limited ("EIPCL") that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the audited consolidated financial statements of the Company and concluded that such amounts would be insignificant under GAAP.

The audited consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim. If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition (Please see Critical Accounting Estimates - Oakwell Claim).

The audited consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these audited consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

OVERALL PERFORMANCE

The Company’s overall performance can be highlighted by a 31% increase in consolidated revenues to $34.1 million for the twelve month period ending June 30, 2004 versus $26.0 million for the twelve month period ending June 30, 2003. Gross profits surpassed this trend by increasing 56% to $5.6 million for the twelve month period ended June 30, 2004 as compared to $3.6 million the previous year. The increased revenues and gross margins were primarily driven by increased revenues from the Industrial & Offshore Division. The principal cause of the increased revenue for the Industrial & Offshore Division was the execution and completion a large scale industrial contract on the White Rose Project. Also during the year revenue from the Oil & Gas Division increased to $0.7 million from $0.6 million.

Earnings for the past two years were hindered by increased legal and support costs and contingent losses related to both the litigations in Singapore and India. Litigation expenditures were approximately $1.0 million for fiscal 2004 and $1.2 million for fiscal 2003. In addition to the aforementioned costs the Company accrued $5.9 million in 2003 and a further $2.0 million for fiscal 2004 related to the Oakwell Claim (Please see Critical Accounting Estimates - Oakwell Claim and Valuation of the Company’s Investment in KEOPL, below). As a result net losses decreased 73% to $2.2 million for the twelve month period ending June 30, 2004 versus losses of $8.0 million for the twelve month period ending June 30, 2003.

SELECT ANNUAL INFORMATION

EnerNorth Industries Inc. Presented Pursuant to Canadian Generally Accepted Accounting Principles (Canadian $000s, Except Per Share Data)	As of and for the Twelve Month Period Ended June 30,
	2002	2003	2004
	(Audited)
OPERATING INFORMATION:
Revenue — Industrial & Offshore Division (1)	$21,562	$25,389	$33,406
Revenue — Oil & Gas Division(1)	448	580	660
Total Revenue	22,010	25,969	34,066
Cost of revenue — Industrial & Offshore Division(1)	18,400	21,660	27,749
Cost of revenue — Oil and Gas Division(1)	637	696	751
Total cost of revenue	19,037	22,356	28,500
Gross profit — Industrial & Offshore Division(1)	3,162	3,729	5,657
Gross profit — Oil & Gas Division(1)...	(189)	(116)	(91)
Total gross profit	2,973	3,613	5,566

Net loss (2)	(1,131)	(8,047)	(2,218)
Net loss per share (2)	$(0.51)	$(2.11)	$(0.55)

BALANCE SHEET INFORMATION:
Total assets	$25,415	$28,835	$23,263
Total long term financial liabilities	625	634	704

(1)    Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.
(2)    Net loss equals net loss from continuing operations and net loss per share equals fully diluted earnings per share because fully diluted shares outstanding are anti-   dilutive.
(3)     Selected Financial Data should be read in conjunction with the audited consolidated financial statements of the Company and the discussion below including
      "Critical Accounting Principles and Critical Accounting Estimates" below.

The past three years have been growth years for the Company highlighted by increased revenues and gross profits during each of the past three years. Earnings have not followed revenue growth due to litigation costs and provisions related to the Oakwell Claim and other India based litigation. Significant expenditures occurred related to the Oakwell Claim in both fiscal 2004 and 2003 as discussed above. In addition a contingent liability was recorded totaling $5.9 million during fiscal 2003 followed by an additional $2.0 million during fiscal 2004. In addition a provision for taxes of $0.6 million was made during fiscal 2002 followed by a provision of $0.4 million during fiscal 2003.

OPERATING RESULTS

THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS OF THE COMPANY IS A COMPARISON OF THE COMPANY'S TWO FISCAL YEARS ENDED JUNE 30, 2004 AND 2003.

Revenue. The Company's consolidated revenues of $34.1 million for the fiscal year ending June 30, 2004 increased by 31% from $26.0 million reported as of June 30, 2003. Revenue growth was driven by both (i) a 31% increase in revenues from $25.4 million to $33.4 million in 2004 derived from the Company's Industrial & Offshore Division, and (ii) a 17% increase in revenues to $0.7 million in fiscal 2004 from $0.6 million during fiscal 2003 from the Company's Oil & Gas Division. Revenue from the Company’s Industrial & Offshore Division increased mainly due to work completed on the White Rose project. This single contract accounted for $13.1 million of revenue for fiscal 2004 versus only $1.1 million for fiscal 2003. Revenue from the Company’s Oil & Gas Division increased due to increased production and increases in sales prices per unit of production.

Gross Profit. Consolidated gross profit of $5.6 million for the fiscal period ending June 30, 2004 increased by 56%, from $3.6 million in fiscal 2003. The increase was primarily due to increased gross profits from the Company's Industrial & Offshore Division. The increased gross profits from the Industrial & Offshore Division was partially driven by increased revenue during the year and increased gross profit as a percentage of sales. During the fiscal year ended June 30, 2004 revenue for the Industrial & Offshore Division increased $8.0 million and gross profit as a percentage of sales increased to 17% from 15% during fiscal 2003. During the year, gross profits from the Industrial & Offshore Division increased 54% to $5.7 million in 2004 from $3.7 million during 2003. Gross profit for the Company's Oil & Gas Division remained constant at ($0.1) million during both fiscal 2004 and 2003.

Administrative Expenses. Administrative expenses of $5.7 million for the twelve-month period ending June 30, 2004 were 12% higher than administrative expenses of $5.1 million the previous year. For fiscal year 2004 the Company incurred increased administrative costs associated with the operations of NECL. Of these costs the company incurred a one time administrative fee of $0.1 million, increased insurance costs of $0.1 million and increased stationary, office, vehicle and telephone expenses of approximately $0.2 million. These costs are not expected to re-occur during fiscal 2005 as our contract on the White Rose project was completed and operations at NECL ceased at NECL effective June 30, 2004. Also during fiscal 2004 salaries increased by $0.1 million primarily due to additional staff in the Industrial & Offshore Division and minor salary increases. Offsetting these increases, exchange and filing fees decreased $0.1 million and professional fees decreased $0.1 million. The decrease in filing fees for fiscal 2004 was primarily caused a reduction in stock exchange filing fees. The decrease in professional fees was primarily caused by decreased litigation expenses of $1.0 million during fiscal 2004 versus $1.2 million for the previous year.

Oakwell Claim. In connection with the Oakwell litigation, the Company accrued an amount of $2.0 million for the twelve-month period ending June 30, 2004, versus $5.9 million for the twelve-month period ending June 30, 2003 (Please see Critical Accounting Estimates - Oakwell Claim, below).

Other income. Other income of $0.3 million for the twelve-month period ending June 30, 2004 increased 50% from $0.2 million for the previous twelve month period in 2003. During 2004, included in other income is interest income of $187,440 and $55,954 of management fees received from a joint venture partner. During 2003, other income consisted of a gain on sale of marketable securities of $96,097 and interest income.

Loss from operations before Minority Interest and Income Taxes. During fiscal 2004 Losses from operations before Minority Interest and Income Taxes decreased by $5.5 million to $2.1 million compared to $7.6 million in fiscal 2003. The decrease in loss for fiscal 2004 was primarily related to an accrued $2.0 million litigation claim against the Company versus $5.9 million accrued during fiscal 2003 and lower litigation expenses during fiscal 2004. These reductions were partially offset by increased administrative expenses of $0.6 million related to the operations of NECL. These losses were offset by increased gross profits of $2.0 million and increased other income of $0.1 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2004 a net future income tax charge of $29,000 was recognized as compared to a net future income tax charge of $0.4 million during fiscal 2003. The primary reasons for the charge was (i) a $1.2 million fluxuation due to changes in tax rates and other items versus a change of $1.7 million during fiscal 2003; and (ii) an increased valuation provision on the future income tax asset during the year. During both fiscal 2004 the statutory tax rate for the Company was 36% versus 38% for fiscal 2003.

Minority Interest. During fiscal 2004 minority interest of $0.1 million was charged to earnings versus nil for fiscal 2003. Minority interest represents the net residual interest in the equity of Liannu the partnership that belongs to the Company’s other partners.

Net Losses. As a result of the above the consolidated net loss for the twelve month period ending June 30, 2004 was $2.2 million, 73% less than the $8.0 million loss reported for the previous twelve month period.

Net Losses Per Share. As a result of the noted losses from operations, net losses per share for the twelve-month period ending June 30, 2004 decreased by 72% to $0.55 per share from $2.11 per share for fiscal 2003.

THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS OF THE COMPANY IS A COMPARISON OF THE COMPANY'S TWO FISCAL YEARS ENDED JUNE 30, 2003 AND 2002.

Revenue. The Company's consolidated revenues of $26.0 million for the year ending June 30, 2003 increased by 18% from $22.0 million reported as of June 30, 2002. Revenue growth was driven by both (i) an 18% increase in revenues from $21.6 million to $25.4 million in 2003 derived from the Company's Industrial & Offshore Division, and (ii) a 50% increase in revenues to $0.6 million in 2003 from $0.4 million during 2002 from the Company's Oil & Gas Division, which commenced operations February 1, 2001.

Gross Profit. Consolidated gross profit for the fiscal period ending June 30, 2003 increased by 20%, from $3.0 million in fiscal 2002 to $3.6 million in fiscal 2003. The increase was partially due to increased gross profits from the Company's Industrial & Offshore Division. The increase in gross profit was primarily driven by increased revenue during the year while the Company's consolidated gross margin as a percentage of sales remained relatively consistent at 13.9% in 2003 versus 13.5% for the previous year. During the year, gross profits from the Industrial & Offshore Division increased 16% to $3.7 million in 2003 from $3.2 million during 2002. Gross profit for the Company's Oil & Gas Division increased to ($0.1) million in 2003 from ($0.2) million during 2002. This increase was primarily due to increased commodity prices partially offset by increased depletion of the Company's reserves.

Administrative Expenses. Administrative expenses of $5.1 million for the twelve-month period ending June 30, 2003 were 21% higher than administrative expenses of $4.2 million the previous year. For fiscal year 2003 professional fees increased from $0.3 million the previous year to $1.1 million for an increase of $0.8 million. The increase was primarily caused by increased litigation expenses incurred during fiscal 2003. For the fiscal year 2003 the Company also incurred higher fixed salary costs which reflected a $0.2 million increase from the Industrial & Offshore Division. These increased administrative costs during fiscal 2003 were partially offset by decreased advertising and promotion costs of $0.3 million and by decreases in other general and administrative costs of $0.3 million. In addition during the 2002 fiscal year the Company wrote down its marketable securities by $0.1 million.

Oakwell Claim. In connection with the Oakwell litigation, the Company accrued an amount of $5.9 million for the twelve-month period ending June 30, 2003, versus nil for the twelve-month period ending June 30, 2002 (Please see Critical Accounting Estimates -Oakwell Claim, below).

Other income. Other income of $0.2 million for the twelve-month period ending June 30, 2003 decreased from $1.3 million for the previous period for a net change of $1.1 million or 85%. Included in other income is a gain on the sale of marketable securities of $96,097. Also included is interest income on invested cash. During 2002 other income included a litigation settlement of $650,000. Also included in other income for fiscal 2002 is an overprovision for costs related to the Port aux Basques property, which was settled for $214,500 less than accrued. The balance of other income in fiscal 2002 relates mainly to credits received for workers compensation adjustments of previous years.

Loss from operations before Minority Interest and Income Taxes. Losses from operations before Minority Interest and Income Taxes increased by 7.1 million from $0.5 million in fiscal 2002 to $7.6 million during fiscal 2003. The increase in losses for fiscal 2003 was primarily related to (i) an accrued $5.9 million litigation claim against the Company; (ii) increased administrative expenses of $0.9 million mainly comprised of legal expenses for the litigation; and (iii) a decrease of $0.9 million of other income. These losses were offset by increased gross profits of $0.6 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2003 a net future income tax charge of $0.4 million was recognized as compared to a net future income tax charge of $0.6 million during fiscal 2002. The primary reasons for the charge was (i) a $2.3 million non-deductible charge for the Oakwell Claim; (i) a $1.6 million charge due to changes in tax rates; and (iii) an increased valuation provision on the income tax asset during the year. During fiscal 2003 the statutory tax rate for the Company was 38% and in fiscal 2002 such rate was 39%.

Net Losses. Consolidated loss for the twelve month period ending June 30, 2003 was $8.0 million, 627% more than the $1.1 million loss reported for the previous twelve month period.

Net Losses Per Share. As a result of the noted losses from operations, net losses per share for the twelve-month period ending June 30, 2003 increased by 314% to $2.11 per share from $0.51 per share for fiscal 2002.

SUMMARY OF QUARTERLY RESULTS

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $000s, Except Per Share Data)

Unaudited
	Fiscal 2004				Fiscal 2003
	June 30/04	Mar. 31/04	Dec. 31/03	Sept. 30/03	June 30/03	Mar. 31/03	Dec. 31/02	Sept. 30/02

Revenue	$ 9,511	$ 7,732	$ 9,870	$ 6,952	$ 7,962	$ 2,983	$ 4,561	$ 10,463
Net income (loss)	$ 724	$ (1,760)	$ (1,357)	$ 175	$ (7,070)	$ (872)	$ (428)	$ 321
Net income (loss) per share	$ 0.18	$ (0.43)	$ (0.33)	$ 0.04	$ (2.09)	$ (0.21)	$ (0.11)	$ 0.09
Fully diluted net income
(loss) per share	$ 0.16	$ (0.43)	$ (0.33)	$ 0.04	$ (2.09)	$ (0.21)	$ (0.11)	$ 0.09

During the winter months of the fiscal 2004 quarterly periods revenue was higher versus revenue during the winter months of the four quarters in fiscal 2003 due to the operations at NECL. NECL was able to operate at full capacity during the winter months of fiscal 2004 due to the utilization of the Bull Arm facilities located in Trinity Bay, Newfoundland and Labrador, Canada.

Earnings tended to recede during the winter months of both fiscal 2004 and 2003 due to increased litigation expenditures related to the Oakwell Claim. During 2004 the Company expended $1.0 million on litigation costs and accrued $1.6 million during the second quarter and $2.2 million during the third quarter of 2004. The additional accrual was later reduced to $2.0 million for the fiscal period ending June 30, 2004. During fiscal 2003 the Company expended $1.2 million in litigation costs and during the four quarter of 2003 accrued $5.9 million related to the Oakwell Claim. These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2004 were $0.6 million, compared to $6.7 million at the end of the previous fiscal year. During fiscal year 2004 the Company expended $1.7 million on the acquisition, development and exploration of oil and gas properties and expended $0.2 million on the purchase of capital assets for the Industrial & Offshore Division. The Company repaid $0.4 million of shareholder loans and the Company also utilized $0.2 million from its line of credit, that was used to fund the Industrial & Offshore Division’s operating activities and repaid $0.2 million of its long term debt. The Company also purchased $0.3 million of marketable securities.

Cash and cash equivalents as of June 30, 2003 were $6.7 million, compared to $5.6 million at the end of the previous fiscal year. During fiscal year 2003 the Company issued common shares for cash of $1.2 million. The proceeds were primarily applied to the acquisition, development and exploration of oil and gas properties and to the purchase of capital assets. During fiscal year 2003 the Company expended $0.4 million on the exploration and development of new oil and gas properties and expended $0.4 million on the purchase of capital assets for the Industrial & Offshore Division. In fiscal 2003 the Company repaid $0.3 million of shareholder loans, and was advanced $0.1 million for net repayments of $0.2 million. The Company also utilized $0.6 million from its line of credit, which amount was used to fund the Industrial & Offshore Division’s operating activities.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division and the Oil & Gas Division, the issuance of share capital and advances from shareholders. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL. During fiscal 2004, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery in connection with an arbitration award (Please see "Critical Accounting Estimates - Valuation of the Company’s Investment in KEOPL" below).

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own revolving line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the "CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand and bears interest at prime plus 2.25%. As of June 30, 2004, the principal balance outstanding under the CIBC Facility was $1.5 million, as compared to  $1.9 million as of June 30, 2003. From time to time CIBC has extended a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans extended to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guarantee is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral. As at June 30, 2004 the Company was in compliance with all of these covenants.

RoyNat Mortgage

As of June 30, 2004, M&M is indebted to RoyNat, Inc. ("RoyNat") in the amount of $0.4 million (2003 - $0.4 million). The mortgage matures in 2008 and has interest at Roynats cost of funds plus 3.25% (2003 - 5.8%). As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility

During 2003, Magna negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. As security M&M has provided a $250,000 corporate guarantee for this credit facility. Included in bank indebtedness is the Company’s proportionate share of a bank demand loan of $200,535 (2003 - $93,000) related to this facility.

NECL Credit Facility and Guarantee

During 2004, NECL obtained a credit facility in the amount of $1,000,000 which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, both M&M and their joint venture partner both provided a guarantee of $1,000,000 each. Included in bank indebtedness is the Company’s proportionate share of a bank demand loan of $502,943 (2003 - Nil) related to this facility.

Outlook and Prospective Capital Requirements.

The Industrial & Offshore Division is currently completing a backlog of contracts, and M&M and MMO have been bidding on new contracts for the first and second quarters. Further development of Atlantic Canada's offshore infrastructure could foster future growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth. At present the Company intends to expand its oil and gas operations although such growth in the next fiscal year may be curtailed due to working capital constraints.

As part of the Company's oil and gas exploration and development program management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means.

It is anticipated that M&M will expend approximately  $0.5 million in capital expenditures for new and used manufacturing and office-related equipment over the next twelve months. Such equipment, which could be utilized to generate additional construction and fabrication revenues, could be financed through capital leases with equipment manufacturers, credit arrangements with M&M's existing lenders, cash from the Company or other means. With respect to other potential expenditures of the Company please see "Critical Accounting Estimates - Oakwell Claim" below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada then there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

In the past M&M has focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada, which could enable M&M to maintain and increase the volume of its business. These opportunities could include contracts for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the development of the Voisey's Bay nickel mine. Management also anticipates that M&M will have recurring opportunities with respect to the upgrade and maintenance of existing area infrastructure, including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

TREND INFORMATION

Seasonality. The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition, the Company is subject to seasonal levels of activity whereby business activities tend to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has the following off balance sheet indemnities and guarantees as of June 30, 2004:

Multi-Party Indemnity

In February of 2004 the Company re-confirmed an agreement originally entered into in March of 2002 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

In February of 2004 the Company re-confirmed an agreement originally entered into in May of 2003 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Schedule of Contractual Obligations
June 30, 2004

Description	2005	2006	2007	2008	2009	Total

Long term debt	$108,738	$102,858	$96,978	$91,098	$17,705	$417,377
Capital lease obligations	$169,550	$136,360	$92,816	$56,791	$19,290	$474,807
Operating leases	$89,059	$58,610	$21,239	$0	$0	$168,908
Total	$367,347	$297,827	$211,034	$147,889	$36,994	$1,061,091
Note: Figures in the above table will not reconcile to the presentation in the audited consolidated financial statements due to the inclusion of interest expense in addition to principal payments.

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, valuation of capital assets, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants ("CICA") Handbook guideline ACG-16. During the 2003 fiscal year the Company adopted a new accounting policy for Asset Retirement Obligations, in accordance with the recommendation of the CICA Handbook Section 3110. The Company adopted this policy before it was required. During fiscal 2002 the Company adopted new accounting policies for Goodwill and Other Intangibles, again in accordance with recommendations in the CICA Handbook.

CRITICAL ACCOUNTING POLICIES:

Revenue recognition. Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, under which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract. Revenue from M&M & MMO's venture partners are recognized based on their proportionate equity holdings in those entities. Revenue generated through Liannu is recognized based on the consolidated total operations of the entity. A provision is then made for the percentage of net earnings that is due to the minority interest owners of the partnership.

Oil and gas revenues are recognized on actual production volumes and delivery of the product to the market, based on the applicable operator's reports.

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Joint Ventures. The Company's Industrial & Offshore Division carries out part of its business through three corporations and one teaming arrangement. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. At June 30, 2004 MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 50% equity interest in NECL and M&M holds a combined 49% partnership interest in Liannu which in turn holds a 50% interest in the Mista-Shipu teaming arrangement. (Please see Note 6 to the Company's audited Consolidated Financial Statements).

In comparison under US GAAP, the Company would instead use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. Under the US GAAP method the Company would present its net investment in the joint venture on the consolidated balance sheet and present its net share of equity income on the consolidated statement of loss and deficit.

Capital Assets. Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, written down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings	3%
Manufacturing equipment	20%
Tools and equipment	20%
Office equipment	20%
Vehicles	30%
Paving	7%
Equipment under capital lease	20%

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2004 the Company had $9.0 million of non-capital losses, Cumulative Canadian oil and gas property expenses of $6.8 million and capital losses of $10.2 million.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model and is customarily disclosed as pro-forma information in the Notes to the financial statements. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

Under US GAAP Financial Accounting Standard ("FAS" 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the CICA section 3870 under Canadian GAAP, options were disclosed and no compensation expense was recorded. The Company’s calculation for the compensation for consultants of Nil in 2004, Nil in 2003 and CDN $ 8,621 in 2002 is based on the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model is utilized by the Company in its reconciliation to US GAAP.

An application of the Black-Scholes Method, and the underlying assumptions in calculating option values, for the last three fiscal years is reflected in the table below.

ASSUMPTIONS
Year	Volatility Factor	Assumed Options Issued	Risk Free Rate	Black Scholes Value
Fiscal 2004	N/A	Nil	N/A	N/A
Fiscal 2003	N/A	Nil	N/A	N/A
Fiscal 2002	0.31	6,667	5%	1.29

For options granted to employees the Company follows Accounting Principles Opinion ("APB") 25 under US GAAP. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if the option is for prior services, it is expensed at date of grant; if the option is for future services, it is expensed over the vesting period. If the exercise price of the employee stock options is equal to or exceeds the market value of the shares at the date of grant, no compensation expense is recognized at grant date for US GAAP purposes.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation for US GAAP purposes on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured at the end of each period using the greater of (i) the exercise price or (ii) the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 19,167 options with an intrinsic value of CDN $92,000 which was included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of CDN $102,550 was recorded to the compensation expense adjustment on the options’ respective measurement dates under the Interpretation.

CRITICAL ACCOUNTING ESTIMATES

Oakwell Claim. On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell Engineering Limited ("Oakwell") US$5,657,000 (approximately CAD $7,580,000) plus costs (the "Judgment") (Singapore Suit No. 997 of 2002/V). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Singapore Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Ontario Court File No.04-CV-271121 CM3). The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CAD $7,915,681 has been made to these financial statements in relation to the Judgment.

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s audited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of June 30, 2004, the Company owns 11,848,200 common shares (2003 - 11,348,200) of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India.

Pursuant to an Arbitration Agreement and Award between the Company and VBC Ferro Alloys Ltd., an Indian corporation ("VBC"), the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $146,000), and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from the earlier of (a) and (b) above. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million on or before the same dates. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL shares to VBC. The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered.

On September 20, 2004, the Company received an interest payment from VBC net of India tax for the period March 31, 2004 to June 30, 2004 in the amount of $84,182 (US $62,800).

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3.365 million. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) the provisions of the Arbitration Award, and (iv) the likelihood and timing of payment. As of September 20, 2004 the estimated value of the KEOPL Shares was approximately CDN $3,350,000 based on current exchange rates. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

NEWLY ADOPTED ACCOUNTING POLICIES

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Asset Retirement Obligations. In fiscal 2003, the Company adopted the recommendations of the new CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result of applying the new standards, management determined that the changes to the asset retirement obligation in the amount of $100,960 for the prior year were necessary for site restoration costs related to its oil and gas properties. Accounting for future site restoration costs involves estimating the timing and amount of abandonment costs on a well-by-well basis, then discounting these values to the present utilizing a discounted cash flow technique. The oil and gas properties were adjusted for the noted $100,960, and the effect on the opening deficit in 2002 was considered to be immaterial by management.

In comparison, under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. On this basis, the cumulative effect of the change in accounting principle was considered to be immaterial.

Goodwill. During fiscal 2002, the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, "Goodwill and Other Intangibles". The newly adopted accounting policy was consistent with FASB No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) under US GAAP. Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is evaluated for possible impairment in value at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows. As a result of applying the new standards, management determined that the value of goodwill was impaired, and accordingly a transitional impairment loss of $2.1 million was charged to the opening deficit in fiscal 2002. Goodwill had previously been amortized over 10 years.

In comparison, the US GAAP method for the goodwill is governed by statements by the FASB in June 2001, when it issued FASB Statement No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142 that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. The adoption of this statement had no material impact on the financial statements.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company (i) identify reporting units for the purposes of assessing potential future impairments of goodwill, (ii) reassess the useful lives of other existing recognized intangible assets, and (iii) cease amortization of intangible assets with an indefinite useful life. In addition, an intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142.

SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 also requires that the reporting company complete a transitional goodwill impairment test six months from the date of adoption. During 2002, the Company adopted SFAS 142 early, and management determined that the value of goodwill was impaired, resulting in a transitional impairment loss of $2,056,832. This amount has been reported as a cumulative effect of a change in accounting principle in the fiscal 2002 reconciliation to US GAAP. Goodwill had previously been amortized over 10 years.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

Transactions with Related Parties

Effective June 30, 2004, a company controlled by a Director of the Company was awarded $42,000 as compensation for services rendered during the year on behalf of the Company. Effective June 30, 2003, a Director of the Company was awarded $90,000 as compensation for services rendered during the year on behalf of the Company. The services rendered relate to the Company’s litigations.

During the year the Company entered into a nine month consulting agreement with another director whereby the Company director was remunerated US $45,000 for services rendered to the Company. The services rendered relate to the Company’s litigations.

During the year the Company repaid $402,419 to a shareholder and a director of the Company.

Included in accounts receivable are advances due from an officer of the Company’s subsidiary in the amount of $2,795 (2003 - $2,815).

These transactions are in the normal course of business of the Company and measured at the exchange amount.

Fourth Quarter

During the fourth quarter there were no significant events or items that affected the Company’s financial condition, cash flows or results of operations.

Other Information

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov).

Share Capital

(a)	Authorized and Issued:
Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

                         Issued
                         Common shares

	#	Consideration
Balance, as at September 20, 2004
and June 30, 2004	4,059,009	$43,339,132

                  (b)  Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	#
Price	Date
US$ 1.80	December 31, 2004	533,332